

Connect   🔒 Message   More...

The Greatest Adventure On Earth®

Shaan Coelho · 2nd

Chief Operating Officer / Co-Founder at The Greatest Adventure On Earth®

Vancouver, British Columbia, Canada · 500+ connections ·

Contact info

Highlights



1 mutual connection
You and Shaan both know Harrison Kratz

About

Built to service businesses across the globe, 3RBTS is a strategic consulting service designed to help brand's establish, elevate and innovate their operations. Guided by former VaynerMedia Vice President Shaan Coelho, 3RBTS helps businesses stay ahead of an evolving global landscape.

From New York to Europe, the Middle East and across Asia, Shaan has helped to grow businesses, innovate organizations and build partnerships around the world. With over a decade in marketing Shaan helps businesses prepare, plan and take the next step. A strategic problem solver with an entrepreneurial spirit, he brings a global perspective to an increasingly connected world. With an eye towards trend analysis, cultural movements and breakthrough technologies Shaan leads education workshops and innovation sessions for businesses across APAC, EMEA and the Americas.


Westminster Business School Education...


BBC Interview On Innovation In Digital...

Activity

1,501 followers


Found this really helpful and comforting. Nicely done bud.
Shaan commented

See all

Experience


Chief Operating Officer / Co-Founder
The Greatest Adventure On Earth®
Aug 2019 – Present · 6 mos


Founder



3RBTS Consultancy
Feb 2019 – Present · 1 yr

An international consultancy designed to help brands and businesses establish, elevate and innovate their operations. Guided by former VaynerMedia Vice President Shaan Coelho, 3RBTS helps businesses stay ahead of an evolving global landscape. Leveraging a global network of partners, the consultancy connects businesses in need with solutions providers arou ...see more

 The Insight Intersection    **3RBTS International Insight and Innovatio...**

VaynerMedia
5 yrs 3 mos

Vice President
Oct 2016 – Jun 2017 · 9 mos
London, United Kingdom

Supported and led operational aspects of VaynerMedia's London office including:
- Hiring and Recruiting
- Employee Onboarding and Ongoing Education
- Contract Development and Negotiation   ...see more

Global Group Director
Jun 2016 – Oct 2016 · 5 mos
Greater New York City Area

Responsible for leading a cross functional team to audit and implement global digital best practices for a leading international beverage brand. Focus included:
- Media & Measurement
- International Collaboration   ...see more

Show 5 more roles ⌄



Social Media Producer
MTV Networks
Aug 2011 – Apr 2012 · 9 mos

Responsible for creating, maintaining and growing social media initiatives
Working in conjunction with Bellator Fighting Championships to build brand of company as well as individual fighters
Implementing MTV's digital strategy at live events nationwide to increase fan engage ...see more

Global Market Manager
Avon Products Inc
Dec 2009 – May 2011 · 1 yr 6 mos

Campaign Management Dec 09-May 11
Responsible for managing all aspects of multiple campaigns per quarter- devising marketing strategies, fiscal assessments, project management and creating measurement and tracking reports for Senior Management review   ...see more

Show 2 more experiences ⌄

Education



Pace University
BA, Communication
2005 – 2009
Activities and Societies: Dean's List, Marketing Club, Sabor Latino

Semester at Sea
BA, Global Studies
2007 – 2007
Activities and Societies: 101 days at sea circumnavigating the globe studying and experiencing a range of ways of life across borders.

Skills & Endorsements

Digital Strategy · 24

 Endorsed by **Mitchell Holder, who is highly skilled at this**

 Endorsed by **11 of Shaan's colleagues at** VaynerMedia

Social Media · 20

 Endorsed by **Mitchell Holder and 7 others who** are highly skilled at this

 Endorsed by **9 of Shaan's colleagues at** VaynerMedia

Social Media Marketing · 20

 Endorsed by **Mitchell Holder and 7 others who** are highly skilled at this

 Endorsed by **7 of Shaan's colleagues at** VaynerMedia

Show more ⌄

Recommendations

Received (1)   Given (2)

 **Jenn Wong**
VP, Marketing
February 14, 2013, Jenn managed Shaan directly

Shaan is incredibly dedicated, driven and smart. Always reliable, always willing to put in the extra time to get the job done properly, and always the first one to raise a hand and ask for feedback, feedback that he consistently incorporates back into the work he's doing. It is a pleasure to watch him gro... **See more**

Interests

 **OCTAFORM**
385 followers

 **Gary Vaynerchuk** in
Chairman of VaynerX, CEO of VaynerM...
3,820,651 followers

 **Jeff Weiner** in
CEO at LinkedIn
10,183,101 followers

 **VaynerMedia**
88,237 followers

 **Unbounce**
11,592 followers

Marketing and Advertising Leaders
1 members

See all